SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                          LOG POINT TECHNOLOGIES, INC.
                  -------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Colorado                                        84-1360787
            --------                                        ----------
   (State or other jurisdiction                            (IRS Employer
 of incorporation or organization)                     Identification  Number)


465 Fairchild Drive, Suite 111, Mountain View, CA                94043
--------------------------------------------------           --------------


                                 (650) 967-3974
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:           Name of each exchange on which
                                                each class is to be registered:

            N/A                                                 N/A
-------------------------------------           --------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

     Log Point is, and has been for the past six years, a development stage company that is a developer of high performance embedded digital computation products, including software that can be embedded in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, and firmware that can be mounted on PC boards with a small amount of memory, add-ons and glue logic. These products are used to perform specific mathematical functions many times faster than what the Company believes to be the best alternative currently available technology. The products can also be implemented in standard cell form to complement existing microcontrollers and microprocessors or used to modify the existing instruction sets of microprocessors and microcontrollers to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with existing microprocessors and microcontrollers or expand the capabilities of existing hardware numerical processors.

     Log Point began as a private, California based research and development firm in February, 1993. On October 24, 1997, a transaction was closed in which Log Point California was merged into Sandtech Developments, Inc., a Colorado corporation organized on July 19, 1996. Through this merger, accounted for as a reverse purchase acquisition, Sandtech Developments, Inc. acquired all of the assets and liabilities of Log Point California, the name of Sandtech Developments, Inc. was changed to Log Point Technologies, Inc., and new officers and directors were elected.

     There have been no bankruptcies, receiverships or similar proceedings in this Company.


BUSINESS
--------

General
-------

     Log Point is, and has been for the past six years, a development stage company that is a developer of high performance embedded digital computation products, including software that can be embedded in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, and firmware that can be mounted on PC boards with a small amount of memory, add-ons and glue logic. These products are used to perform specific mathematical functions many times faster than what the Company believes to be the best alternative currently available technology. The products can also be implemented in standard cell form to complement existing microcontrollers and microprocessors or used to modify the existing instruction sets of microprocessors and microcontrollers to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with existing microprocessors and microcontrollers or expand the capabilities of existing hardware numerical processors.

     The Company's products are based upon its patented logarithm-based commercial numerical computation processes in microprocessors and computer chips for use in the software and digital electronics industries. Math-intensive applications that are enhanced by Log Point's processes experience speed increases of 2 to 1000 times. The Company uses its exponential floating-point computational methodology to increase greatly the speed of computer applications, such as sound and graphics. When applied to cheaper, older computer chips, the Company believes that resulting speed increases can make such chips economical for utilization in all sorts of digital electronic products, making them "smart" products. In addition, applying the Company's technology in newer chips significantly enhances such chips performance in software and digital electronic products.

     The Company's processes can be incorporated in chips and microprocessors in uses such as automotive controls, games, 2-D and 3-D graphics, handheld and desktop personal computers, computer networks and related computer peripherals, signal processing, multimedia, avionics, instrumentation, laser printers, robotics, imaging, instrumentation, computers and peripheral, and communications.

     To maintain a competitive edge in price sensitive volume consumer electronics products, the Company believes that manufacturers of such products face many challenges, such as a market that demands increasing product performance, the need of a lower cost per function, the problem of a decreasing product life and the need to decrease the time from product development to market. Log Point believes its products meet these needs.

     Log Point's technology is based on a new floating-point data type comprising a completely logarithmic data format and ultra efficient look-up table-based scaled-integer, or fixed-point, function generators providing general-purpose levels of precision at ultra high speed. This technology allows many new design tradeoffs, and efficient automatically scaled computations, even in pure software executed by low-cost embedded integer microprocessors.

     While developing its ASIC VHDL (application-specific-integrated-circuit; very high-scale integration circuit hardware description language) hardware macros, Log Point made what it believes to be a breakthrough in numerical computation for mass markets. Through design synthesis, the silicon area for Log Point technology was shown to be more than 10 times smaller than the area required for conventional floating point hardware. This reduction in silicon area means that less power is consumed by the IC chip which leads to less heat generation. Thus the reduced silicon area leads to lower-cost product designs and to longer battery life for the end user of consumer electronics.

     Log Point possesses exclusive rights to market and vend products based upon patents on its technology. Log Point has completed construction of several SuperSpeed Soft CoProcessor products and is now marketing these products directly and jointly with Microsoft and Inprise (f/k/a Borland) and several major semiconductor chip manufacturers (Intel, Fujitsu, National Semiconductor and Mitsubishi).

     The Company is targeting its present SuperSpeed(TM)software product designs to the manufacturers and users of embedded 8 to 64 bit embedded microprocessors, including manufacturers of numerous categories of lower-cost, volume manufactured products. The SuperSpeed software products comprise Soft CoProcessor(TM)high performance exponential floating-point (efp) virtual processors and scaled-integer generators of numerous scientific and engineering functions heretofore available at ultra-high speed and low cost.

     The Company is targeting its efp hardware designs to manufacturers of 32 to 64 bit embedded microprocessor, including manufacturers of numerous categories of volume manufactured consumer digital electronic products.

     Log Point's marketing effort is centered on developing joint marketing and sales efforts with microprocessor manufacturers, compiler vendors, and other embedded systems vendors such that both Log Point and other companies leverage each other's capabilities to increase product sales. Log Point is continuing to develop joint relationships with other companies.

     Log Point is designing hardware versions of its technology for field-programmable-gate-array (FPGA) chips and ASIC chips. The first hardware designs should be available for licensing in the near future.

     Log Point is completing negotiation for a major financing for hardware production of some of its DSP, graphics accelerator chips, and efp microprocessor designs. In the beginning Log Point will out-source the production of hardware chips to semiconductor manufacturers. In the future as sales of hardware chips increase, Log Point will purchase or build a fabrication plant to produce its own chips.

PRODUCT LINES
-------------

     The Company is developing and marketing software, coreware, and hardware product lines. Products completed and being marketed are:

Software--Soft CoProcessors

     * Portable C source for basic efp arithmetic and scientific function libraries
     *    32-bit C and assembler source for SPARC and SPARClite 930 Series
     *    32-bit C and assembler source for Intel 386, 486 and Pentium

     * 24-bit DSP (digital signal processing) assembler source for 8-bit Intel 8051/2 and Motorola 68HC11/12/16
     *    In-house GNU tools support
     *    32-bit C++ class arithmetic and scientific function libraries.

Products for future development and marketing are:

Software:

     * Function Generators (development is complete but is currently being upgraded)
     * Assembler efp for PowerPC, 68xxx, ColdFire, HPPA, MIPS, ARM, StrongArm, Hitachi SH Series and Mitsubishi M32R/D (in final development stage)
     *    Enhanced IEEE 754 Conventional Floating-Point Libraries (in R&D)
     *    Application software (in R&D)

Coreware:

     * Function Generators (development is complete but is currently being upgraded)
     *    Standard Cell Libraries (in final development stage)
     *    New Microprocessor Instructions (in final development stage)
     *    EFP Cores (in R&D)
     *    Hardware, intellectual property (in final development stage)

Hardware:

     *    Function Generators (in final development stage)
     *    FPGA Chips (in final development stage)
     *    DSP Chips (in final development stage)
     *    ASIC Chips (in final development stage)
     *    Microprocessor Chips (in final development stage)

MARKET AND MARKETING STRATEGY/DISTRIBUTION METHODS
--------------------------------------------------

     The Company's technology has applications in virtually all aspects of digital electronics chips and equipment, including computers. The markets for these products are huge and growing rapidly. According to DataQuest, electronics equipment markets for calendar year 1992 were $642 billion and will grow to over one trillion dollars for calendar year 1999. Other products, such as automobiles, that have a high electronic content, but not enough to be classified as electronic equipment, add considerably to that number. Automobiles, with over $400 of electronics each, would account for at least an additional $50 billion annually. The microprocessor market is expected to be over $30 billion for calendar year 1999 and growing 13.4% per year. The

ASIC/Logic Chips market is expected to be over $21 billion by 1999 and growing 8.1% per year. By the calendar year 2000, the combined microprocessor and the ASIC/Logic Chips markets will be over $70 billion. A reasonable target for the Company to shoot for by fiscal year ended 2001, would be 1% of the microprocessor and ASIC markets or $700 million. [The DSP market and other markets are neglected in this analysis.]

Target Markets
--------------

     Log Point is a developer of high performance embedded digital computation. Its products include software that can be embedded directly in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, firmware that can be mounted on PC boards with a small amount of memory, add-ons and glue logic. This firmware would be used to perform specific high performance mathematical functions many times faster than conventional technology. The Log Point technology can also be implemented in standard cell form to complement existing microcontrollers and microprocessors. It can be used to modify the existing instruction sets of the microprocessors and microcontrollers to improve their performance substantially. It can be used to build stand alone math coprocessors that work with existing microprocessors and microcontrollers or used to expand the capabilities of existing hardware numerical processors.

     The Company's target market includes all users and developers of:

     *    Microprocessors
     *    DSP (digital signal processors), graphics, filter chips
     *    FPGA (field-programmable gate array) users and manufacturers
     *    Standard cells, ASIC (application specific integrated circuit) chips
     *    Custom chips incorporating any of the above.
     *    Design software for chips
     *    Compilers for high level programming languages (C/C++, Basic, FORTRAN)
     *    Application software

     A partial list of prospective customers includes:

     * Intel, Motorola, National Semiconductor, Zilog, Siemens, Toshiba, Fujitsu, Philips, MIPS, Hitachi, Winbond, OKI Semiconductor, NEC, Samsung, TI, LSI Logic, VLSI Technology
     * General Motors, Ford, Chrysler, Toyota, Nissan, Mitsubishi, Honda, BMW AT&T, NTT, IBM, General Electric, Hewlett-Packard, Xerox, OKI Data, Canon, Epson
     *    SEGA, Nintendo, 3DO, SONY, Panasonic
     *    Microsoft, Lotus, Apple
     *    Compaq, Dell, Packard Bell

     The Company anticipates the following marketing obstacles:

     * Getting its message of new computational capabilities to the embedded system designers that buy development tools. This includes FAA certification, which is a strong selling point to decision-makers, not just in aviation, but throughout the embedded computation industry. This enables the designers to demand that all major development tool vendors support the Company's products. This then enables the Company's products to have direct distribution channels to the entire body of vendors' customer bases throughout the world.
     * PR, advertising, and articles in trade publications require substantial time to make a real impact in the industry.
     * FAA certification will take at least a few weeks to commence and likely several months to complete.
     * After sufficient numbers of designers request the Company's products, a few months are likely required for the release of a vendor's tools that provide support of the Company's products.
     * There is a delay while designers use such tools to examine the effect that the Company's products have on their embedded designs before they license the Company's products.
     * While making a strenuous effort toward market penetration, price concessions will also be used to maximize the quantity of design wins incorporating Company products.

     Log Point has made great strides to overcome the obstacles to its entry into the floating-point market. The Company has created a website (www.logpoint.com) which has received approximately 20,000 visits. The Company has also arranged with Intel, IBM, Microsoft, Fujitsu, Mitsubishi and National Semiconductor to publish Log Point's product information on their websites with web links to the Log Point website. This Internet exposure has attracted many Beta testers of Log Point's products and has attracted potential investors and take-over suitors. The Company expects some of the Beta testers to become customers of its products. The Company is contemplating debt financing and private placement investments from potential investors as well as being acquired by other corporations.

     The thrust of the Company's marketing strategy includes:

Software:

     * Developing joint marketing and sales efforts with each microprocessor manufacturer such that both the Company and the microprocessor manufacturer leverage each other's capabilities to increase product sales.
     * Conducting direct mail campaigns targeted at the technology decision-makers at volume manufacturers of consumer products.
     *    Telemarketing follow up.

     * Providing beta site developer kits for evaluation of the Company's products.
     *    Giving engineering presentations to the evaluation team.
     * Benchmarking potential customer software using the Company's technology.
     *    Negotiating licenses.
     * Supporting customer product development to optimize performance and quality.
     *    Receiving royalties for each unit of customer product shipped.
     *    Teaching seminars for customers.

Hardware:

     * Obtaining software porting/proof-of-concept contracts with microprocessor manufacturers.
     * Obtaining hardware feasibility contract with microprocessor manufacturers.
     *    Negotiating license for hardware design.
     * Supporting microprocessor manufacturer with the design of SuperSpeed pipelined floating-point technology into their microprocessor.
     *    Receiving royalty payments for each microprocessor shipped.

World Wide Web
--------------

     The Company has a World Wide Web home page at the URL: http://www.logpoint.com. This Web page contains basic information about the Company, its latest news, technology, products, application notes, special programs, investor information and frequently asked questions, as well as how to contact the Company. Log Point's Web page is also listed with many of the most popular Web search engines. When the Company receives sufficient capital, it intends to advertise the Web page on the World Wide Web and in trade publications oriented toward embedded systems and digital signal processing. Log Point is also listed in the Web pages of Intel, Fujitsu, Wind River Systems, Mitsubishi, Inprise, Motorola, Integrated Systems and National Semiconductor, among others. The Company has identified many sales leads, beta testers, and potential joint ventures through its Web page.

Marketing Relationships
-----------------------

     The Company has established third-party marketing relationships with IBM, Microsoft, Intel, National Semiconductor, Fujitsu, Motorola, Integrated Systems, Mitsubishi, and Wind River Systems through Log Point product descriptions and Log Point web link on each of these companies web sites. The Company is jointly marketing its products with the above companies and there are no revenue sharing agreements between the companies. While there are no written agreements with these companies, they have voluntarily included Log Point on their respective web sites. These relationships will continue as long as it is mutually beneficial to each company.

     Intel has stopped producing the 187 and 387 hardware numerical coprocessors. Many of Intel's customers presently manufacture products requiring the hardware numerical performance of the 187, 287 and 387. In most cases, Log

Point's Soft CoProcessor can replace the discontinued hardware. National Semiconductor is actively promoting the Company's products, through the National Semiconductor web site, to its customer base, including prominent ones such as Siemens. Integrated Systems has incorporated the Company's Soft CoProcessor product into their Embedded Systems Development Tools and has created an automobile cruise control demonstration model using the Soft CoProcessor. Through Wind Rivers and Integrated Systems, the Company has the basis to convince the automobile industry to switch from fixed-point number processing to our automatically scaled "number crunching."

PATENTS
-------

     The Company has three patents that have issued in the U.S. and some foreign countries. The three patents are still pending in the PCT which covers Japan and Europe. The patents cover method and apparatus, using logarithmic and table-look-up technology, to generate functions and complete floating-point systems for digital electronics. The Company has filed a new patent in the U.S. and internationally, that covers improvements in the software performance for both CISC and RISC microprocessors. The Company will soon have patents filed on small-silicon-area pipelined versions of its floating-point hardware designs and graphics accelerator designs. The new technology improves the Company's competitive edge in silicon designs and performance of its Soft CoProcessor products. The life of these new patents will be approximately 20 years.

TRADEMARKS
----------

     The Company has trademarks on "Log Point(TM)," "SuperSpeed(TM)", "Soft CoProcessor(TM)," and "FastFun(TM)."

TECHNOLOGY LICENSE AGREEMENT
----------------------------

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of three United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1998 and 1997, the unpaid balance of the $210,000 amount was $172,084 and $195,304, respectively. At March 31, 1999, the unpaid balance of the $210,000 amount was $161,179. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximate remaining life of the three United States patents is 15 years.

COMPETITION
-----------

     The computer technology industry is highly competitive. The Corporation competes with many other companies in the computer technology industry, many of which are larger and better capitalized than the Company. The Company's primary sources of competition are microprocessor manufacturers and vendors of conventional floating-point software systems.

     The Company believes its competitive advantages include a reduced silicon area needed on a computer chip coupled with the fact that hardware using the Company's technology is 10 to 100 times faster than conventional floating point hardware, which gives Log Point a competitive advantage in products using chips or microprocessors with floating point technology. These advantages provide for a greater selection of functions, fitting applications in more end user products, allowing more design alternatives and flexibility, being more cost effective, upgrading lower cost components, and invading existing markets as well as opening up whole new ones.

SEASONALITY
-----------

     The Company's product diversification is such that it does not expect to experience seasonal up or down turns.

WORKFORCE
---------

     The Company currently employs six individuals; two individuals in management, two individuals in administrative, and two individuals in engineering and research and development. The Company currently has two part-time individuals working on a consultant basis who provides marketing assistance for the Company. There is no collective bargaining agreement with employees. The Company considers its relationship with its employees to be excellent.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     During the next twelve months, the Company will continue its efforts in the development of high performance exponential floating-point (efp) computation for embedded systems and digital signal processing (DSP). The Company is designing hardware versions of its technology for field-programmable-gate-array (FPGA) chips and applications-specific intregated-circuit (ASIC) chips. The first hardware designs should be available for licensing in the near future. The Company expects to realize revenues shortly after receiving major financing.

     As of March 31, 1999, Log Point had a cash overdraft of $3910. During the fiscal years ended June 30, 1998 and 1997, the Company expended $433,000 and $234,000 respectively to fund operations. Over the next twelve months, as major financing becomes available, it is anticipated that the Company will incur operating expenses of greater than $5,000,000. The Company is receiving loans from officers of the Company to meet its financial obligations. It is expected that the Company's current line of credit with the officers will be sufficient to satisfy its cash requirements, at the current burn rate, for the next six months. The Company is completing negotiations for a major financing to increase its sales and marketing efforts and to produce hardware chips from the Company's designs.

     The Company will be required to raise substantial additional financing in future years. There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operation. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

     During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment, until major financing is in place.

     The Company does not anticipate any significant changes in its number of employees during the next twelve months, until major financing is in place.

Item 3. PROPERTIES.

     The Issuer's principal offices are located at 465 Fairchild Drive, Suite 111, Mountain View, California 94043. This leased location has approximately 680 square feet of office space. The current lease expires on December 31, 2000. The Issuer feels that this facility is overcrowded and inadequate for its current level of activity and plans to expand to approximately 3,000 square feet of office space in the near future.






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                                       11

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


                             Name and Address                      Amount                  Percent
Title of Class                of Owner                             Owned                   of Class
--------------               ----------------                      ------                  --------
Common                     Samuel P. Shanks,
                           President/CEO/Director
                           655 Fair Oaks Ave., F205
                           Sunnyvale, CA  94086                  2,029,824                  18.35

Common                     Lester Pickett
                           Chairman/Exec. VP/Secretary
                           178 Centre St., #21
                           Mountain View, CA  94041              2,595,000                  23.46

Common                     Charles R. Bond, Director
                           502 Sark Ct.
                           Milpitas, CA  9505                       20,000                   0.18

Common                     Errol Flynn, Director
                           407 W. Main St.
                           Sackets Harbor, NY  13685               182,000                   1.64

Common                     Warren Pickett, Director
                           2613 Chateau Lane
                           Davis, CA  95616                        180,000                   1.62
                                                                 ---------                  -----
                                                                 5,006,824                  45.25


     No officers, directors, or security holders listed above own any warrants, options or rights.

     The Company has an employee common stock purchase program, see Exhibit of form of Restricted Stock Purchase Agreement, under which employees are granted the right to purchase shares at a price of $0.00125 per share, and with ownership vesting over a period of time. At June 30, 1998, a total of 4,534,256 common shares had vested under the program, and 872,125 common shares were unvested.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

Samuel P. Shanks, Ph.D. - President, Chief Executive Officer and Director.
--------------------------------------------------------------------------

     Samuel P. Shanks, age 52, has served as the Company's President, Chief Executive Officer and Director since its inception in 1993. Dr. Shanks was co-founder of the Company along with Lester C. Pickett. From 1987 to 1993, Dr. Shanks served with JAI Associates, Inc., a firm that performs government contracted numerical research, where he served as its President from 1989. Dr. Shanks earned B.S., M.S., and Ph.D. degrees in Engineering, Mathematics and Computer Science from Mississippi State University. Over the past 30 years, Dr. Shanks has worked with many major corporations including General Dynamics, Flow Simulations, Inc., and Rocketdyne Division of Rockwell International where he worked on the redesign of the space shuttle main engine. Dr. Shanks developed a powered missile separation Navier-Stokes code for missile launches from realistic aircraft configurations and in 1985, Dr. Shanks received the highest award given at NASA/Ames for research, the H. Julian Award, for his work on redesign of the space shuttle main engine. Dr. Shanks has over 30 years of experience in computational fluid dynamics and has made many substantial advances to the state of the art in that field.

Lester C. Pickett - Chairman of the Board, Executive Vice President and
Secretary.
--------------------------------------------------------------------------------

     Lester C. Picket, age 58, has served as the Company's Chairman of the Board, Executive Vice President and Assistant Secretary since its inception in 1993. Mr. Pickett was made Secretary in August, 1998. Mr. Pickett was co-founder of the Company along with Samuel P. Shanks. Mr. Pickett has more than 30 years of engineering experience, including more than 20 years as an independent engineer consulting to numerous California manufacturing companies in the development of new electronic products. Mr. Pickett has worked for such well-known corporations as Douglas Aircraft (McDonnell Douglas, now Boeing) and Texas Instruments. Mr. Pickett is the inventor of the ultra high performance function generators and other central elements of a new type of processor for performing exponential floating point computation at high speed in various hardware technologies as well as pure software. Mr. Pickett has also shown in detail how to construct a complete floating point computing environment based on such a processor. Mr. Pickett holds two applicable patents that issued February 1993 and March 1993, a third that issued in October 1994 and several pending international patents. All substantial rights to the many issued and pending patents held by Mr. Pickett have been assigned to Log Point.

Errol Flynn - Director.
-----------------------

     Errol Flynn, age 58, has served as Director of the Company since its inception in 1993. Mr. Flynn has over 25 years of experience in all aspects of sales and marketing. In 1992, he retired from his position as Vice President of Sales for Xircom where he was responsible for the increase in annual sales from $4 million to $90 million in just under three years.

Charles Bond - Director.
------------------------

     Charles Bond, age 60, has served as Director of the Company since 1994. Since January 1998, Mr. Bond has been self-employed as an independent consultant. From June 1997 to December 1997, Mr. Bond served as Director of Systems Development of Ampex Corporation, a company specializing in electronic video recording and other electronic consumer products. From March 1991 to June 1997, Mr. Bond served as Director of Engineering for Read-Rite Corporation, a company specializing in Read-Rite magnetic heads used in hard drives. Mr. Bond has over 20 years of experience in design engineering and technical management of disk drives, peripherals, and media products and holds several patents in that area. Mr. Bond has worked for QUME Corp., Trace Products, Inc., Verbatim Corp., Nestar Systems, Inc., BASF Systems, Inc., Shugart and IBM. Mr. Bond has experience in all phases of development from product concept through manufacturing and in financial planning, staffing and resource management.

Warren E. Pickett, Ph.D. - Director.
------------------------------------

     Warren E. Pickett, age 51, has served as Director of the Company 1994. Since July 1997, Dr. Pickett has served as a professor of Physics at the University of California at David. From October 1979 to June 1997, Dr. Pickett was a Senior Research Physicist at the Naval Research Laboratory in Washington, D.C where he formulated and performed research in condensed matter theory using state-of-the-art theoretical approaches and computational methods. The emphasis of his work was on superconductivity, magnetism and related unusual materials properties. Dr. Pickett is the brother of Lester C. Pickett.








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                                       14

Item 6. EXECUTIVE COMPENSATION.

                                        SUMMARY COMPENSATION TABLE

                                 Annual Compensation                       Long Term Compensation
                                 -------------------                        ----------------------
                                                                                  Awards                Payouts
                                                                                  ------                -------
                                                       Other                            Securities
         Name                                          Annual         Restricted        Underlying                      All Other
    and Principal                                    Compensa-           Stock           Options/          LTIP         Compensa-
       Position        Year     Salary*    Bonus        tion           Award(s)            SARs          Payouts           tion
                                  ($)       ($)         ($)               ($)              (#)             ($)             ($)
          (a)          (b)        (c)       (d)         (e)               (f)              (g)             (h)             (j)
-----------------------------------------------------------------------------------------------------------------------------------
Samuel P. Shanks,
  President
Lester C. Pickett,
  Chairman, Exec.
  Vice President &
  Secretary




* At June 30, 1998 and 1997, the Company had accrued and unpaid salaries and wages to Lester C. Pickett and Samuel P. Shanks of $259,383 and $115,676, respectively. Because of the development stage of the Company, it made arrangements with its employees under informal letter agreements to defer all or a part of the salaries or wages until the Company attains the ability to permit payments. The arrangements do not specify a time period for payment. The deferred amounts, which include the estimated related payroll taxes, will not be payable until the Company attains revenues of $250,000 per calendar quarter, at which time a percentage, to be determined by the Company, of the amounts of revenues over $250,000 will be devoted to paying the deferred amounts.

     In October 1997, the two officers having deferred salary agreed to cancel $350,000 each and to cancel a total of $700,000 of their deferred salaries.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Lester C. Pickett, Chairman of the Board, Executive Vice President and Secretary of the Company is the brother of Warren Pickett, who serves as a Director of the Company.

     As of June 30, 1998, two of the officers of the Company had been advanced a total of $100,506, with the approval of the Board of Directors of the Company. The advanced amounts bear interest at nine percent per annum and are due on demand, but, not later than five years from June 30, 1998. Also, at June 30, 1998, the two officers had deferred salary amounts from the Company of $259,383. Also, at March 31, 1999, the two officers had deferred salary amounts from the Company of $197,045 and $177,647.

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of two United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1998 and 1997, the unpaid balance of the $210,000 amount was $172,084 and $195,304, respectively. At March 31, 1999, the unpaid balance of the $210,000 was $161,179. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximately remaining life of the two United States patents is 15 years.

Item 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

     The Company is authorized to issue 50,000,000 shares of no par value per share common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At June 30, 1998 and March 31, 1999, common shares issued and outstanding totaled 11,058,333.

Preferred Stock
---------------

     The Company is authorized to issue 5,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designations by the Board of Directors. No shares were issued and outstanding at June 30, 1998 and March 31, 1999. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors.

PART II

Item 1. LEGAL PROCEEDINGS.

     The Company does not currently have any pending or ongoing legal proceedings. From time to time, in the normal course of doing business, the Company has legal proceedings.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's common stock is listed on the OTC Bulletin Board under the trading symbol "LGPT." The Company's common stock has been traded since October, 1997, before which there was little or no activity. Currently, the following brokerage firms are making a market in the Company's common stock: Hill Thompson Magid & Co., Herzog & Co., Sharpe Capital, Inc., GVR Company, Paragon Capital Corp., Sherwood Securities, Wm. V. Frankel & Co. Inc., Wien Securities Corp., Sierra Brokerage Services, Inc., M. H. Meyerson, Knight Securities, USCC Trading and Lloyd Wade Securities.

     The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                   Price per Share
                                                   ---------------

Period Ended                                 High                      Low
------------                                 ----                      ---

Fourth Quarter 1998 (6/30/99)               $ 3.06                    $  .72

Third  Quarter 1998 (3/31/99)               $ 1.78                    $  .88

Second Quarter 1998 (12/31/98)              $ 1.66                    $ 1.01

First Quarter 1998 (9/30/98)                $ 2.63                    $ 1.31


     The Company has approximately 150 shareholders of record.

     The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

     The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.














               (Remainder of this page left intentionally blank.)

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


ISSUE                     NO. OF
-----                     ------
DATE         TITLE        SHARES   SHARES ISSUED TO                CONSID.          AMOUNT
----         -----        ------   ----------------                -------          ------
4/18/97      Common       50,000   Edward H. Hawkins               Purchase            $25
4/18/97      Common       50,000   Don L. Swickard                 Purchase             25
4/18/97      Common       50,000   Carol Spykstra                  Purchase             25
4/18/97      Common       50,000   Alexander Lagerborg             Purchase             25
4/18/97      Common       50,000   Michael Crumm                   Purchase             25
4/18/97      Common       50,000   Clark Burch                     Purchase             25
4/18/97      Common       50,000   Michael V. Sicola               Purchase             25
4/18/97      Common       50,000   Robert R. Turner                Purchase             25
4/18/97      Common       50,000   Walter Conley                   Purchase             25
4/18/97      Common       50,000   Daniel T. Rennekamp             Purchase             25
4/18/97      Common       50,000   Derek Vanderryst                Purchase             25
4/18/97      Common       50,000   AP Investments, Inc.            Purchase             25
4/18/97      Common       50,000   Joe J. Calloway                 Purchase             25
4/18/97      Common       50,000   William R. Barber               Purchase             25
4/18/97      Common       50,000   Robert J. Laughlin              Purchase             25
4/18/97      Common       50,000   Gerald H. Trumbule              Purchase             25
4/18/97      Common       50,000   Mansfield Consultants           Purchase             25
4/18/97      Common       50,000   Gerald Mulhall                  Purchase             25
4/18/97      Common       50,000   Teresa Banner                   Purchase             25
4/18/97      Common       50,000   Ken Banner                      Purchase             25
4/18/97      Common       50,000   D. Wessel                       Purchase             25
4/18/97      Common       50,000   Christina Kerley                Purchase             25
4/18/97      Common       50,000   Michael F. Kerley               Purchase             25
4/18/97      Common       50,000   Peter Mulhall                   Purchase             25
4/18/97      Common       50,000   Ken C. Boyd                     Purchase             25
4/18/97      Common       50,000   Karanda Investments             Purchase             25
4/18/97      Common       50,000   Anthony Mulhall                 Purchase             25
4/18/97      Common       50,000   Mary J. Mulhall                 Purchase             25
4/18/97      Common       50,000   Furnhurst Financial             Purchase             25
4/18/97      Common       50,000   Mary Comyn                      Purchase             25
4/18/97      Common       50,000   E-Z Natural, Ltd.               Purchase             25
4/18/97      Common       50,000   Amber Rudd                      Purchase             25
4/18/97      Common       50,000   Ethme Rudd                      Purchase             25
4/18/97      Common       50,000   Roger Smith                     Purchase             25
4/18/97      Common       18,300   Tudor Trading Ltd.              Purchase          9,150
2/25/98      Common      800,000   Rob J. Seary                    Purchase        320,000
2/25/98      Common      300,000   Thomas Vitucci                  Purchase        120,000
2/25/98      Common      800,000   Tomorrow's Stocks               Purchase        320,000
6/17/98      Common      958,333   Pasquale Vitucci                Purchase        230,000


Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation of the Company provide that the Company shall:

"A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that such person did not meet the foregoing standard of conduct.

B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Corporation.

C. Indemnify a Director, officer, employee or agent of the Corporation who has wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

D. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph E of this Article if:

     1. The Director, officer, employee or agent furnishes to this Corporation a written affirmation of such person's good faith belief that he has met the applicable standard of conduct required to receive indemnification;

     2. Such person furnishes to this Corporation an undertaking, executed personally or on behalf of such person to repay such amount if it is ultimately determined that he did not meet the applicable standard of conduct; and

     A determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to this Article.

E. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made:

     1. By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to such action, suit or proceeding shall be counted in satisfying the quorum requirement; or
     2. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to such action, suit or proceeding; except that Directors who are parties to such action, suit or proceeding may participate in the designation of Directors for the committee; or
     3. If such a quorum cannot be obtained, and such a committee cannot be established, or even if such quorum is obtained or such a committee is designated, if a majority of the Directors constituting such quorum or such committee so directs, either:

          (a) By independent legal counsel selected by the vote of the Board of Directors or such committee in the manner specified in Subparagraph E.1. or E.2. of this Article or, if a quorum of the full Board of Directors cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

          (b)  By the shareholders.

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if such determination is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

F. Purchase and maintain insurance, if economically feasible for the Corporation to do so in the sole judgment of the Corporation's Board of Directors, on behalf of any person who is or was a director, officer, employee or agent of the

Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of heirs, executors and administrators of such a person."

                          LOG POINT Technologies, INC.
                         (a development stage company)

                              Financial Statements
                             June 30, 1998 and 1997

                          Independent Auditors' Report


LOG POINT Technologies, Inc.
Mountain View, California

     We have audited the accompanying balance sheets of LOG POINT Technologies, Inc., as of June 30, 1998 and 1997 and the related statements of income, stockholders' equity, and cash flows for the years then ended and for the period from inception (February, 1993) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LOG POINT Technologies, Inc., as of June 30, 1998 and 1997, and the results of its operations, and cash flows, for the years then ended and for the period from inception (February, 1993) to June 30, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company is in the development stage, has not realized revenues and profitable operations, and is dependent upon loans and equity financing to conduct its operations, which situation raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                          /s/ Alessandri & Alessandri, P.A.



Tampa, Florida
April 30, 1999


                                LOG POINT Technologies, Inc.
                                (a development stage company)
                                       BALANCE SHEETS
                                   JUNE 30, 1998 AND 1997
------------------------------------------------------------------------------------

                                                             1998            1997
                                                          -----------    -----------
                                          ASSETS

CURRENT ASSETS
  Cash                                                    $   708,037    $    11,515
  Prepaid expenses                                              2,500
                                                          -----------    -----------
             Total Current Assets                             710,537         11,515
                                                          -----------    -----------
EQUIPMENT & FURNITURE
  Office Equipment & Furniture
    (net of depreciation of $19,459 & $15,466)                 32,143          7,294
                                                          -----------    -----------

OTHER ASSETS
  Product technology license (net of
    amortization of $75,250 & $61,250)                        134,750        148,750
  Receivable from officers                                     97,197
  Deposits                                                      3,771          2,720
                                                          -----------    -----------
             Total Other Assets                               235,718        151,470
                                                          -----------    -----------


                            TOTAL                         $   978,398    $   170,279
                                                          ===========    ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of capitalized lease obligation         $     5,071
  Accounts Payable                                              4,790         21,099
                                                          -----------    -----------
             Total Current Liabilities                          9,861         21,099
                                                          -----------    -----------
LONG-TERM DEBT
  Due on product license                                      172,084        195,304
  Capitalized lease obligation less current portion            21,446
  Loans from officers                                                         19,679
                                                          -----------    -----------
             Total Long-Term Debt                             193,530        214,983
                                                          -----------    -----------
OTHER LIABILITIES:
  Deferred salaries & wages, and related payroll taxes        605,217        323,099
                                                          -----------    -----------

             Total Liabilities                                808,608        559,181
                                                          -----------    -----------
STOCKHOLDERS' EQUITY
   Preferred stock-No par value: 5,000,000
     shares authorized: 1,193,620 issued
     and outstanding in 1997                                                 417,050
  Common Stock - No Par Value; 50,000,000
     shares authorized; shares issued and
     outstanding 11,058,383 and 5,406,380, respectively     1,474,630         67,580
  Retained Earnings (deficit)                              (1,304,840)      (871,813)
                                                          -----------    -----------
                                                              169,790       (387,183)
   Less stock receivable                                                      (1,719)
                                                          -----------    -----------
             Total Stockholders' Equity                       169,790       (388,902)
                                                          -----------    -----------

                            TOTAL                         $   978,398    $   170,279
                                                          ===========    ===========

                                     See Notes to Financial Statements.

                                                    F-2



                                      LOG POINT Technologies, Inc.
                                     (a development stage company)
                                       STATEMENT OF OPERATIONS
                              FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
                   AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1998
---------------------------------------------------------------------------------------------------
                                                                                           Since
                                                        1998                1997         Inception
                                                     ----------------------------------------------

SALES                                                   None                None       $   70,480
                                                                                       ----------
COST OF SALES                                           None                None           None

OPERATING EXPENSES:
  General and Administrative                          $ 127,730            $ 48,427     $  213,214
  Research and development                              247,424             140,416        938,335
  Depreciation and Amortization                          17,993              17,768         94,709
                                                      --------------------------------------------
       Total Operating Expenses                         393,147             206,611      1,246,258
                                                      --------------------------------------------

LOSS BEFORE OTHER ITEMS                                (393,147)           (206,611)    (1,175,778)

OTHER INCOME & EXPENSE
  Interest expense                                      (40,793)            (27,793)      (129,975)
  Interest income                                           913                                913
                                                      --------------------------------------------

NET LOSS                                              $ (433,027)         $ (234,404)  $(1,304,840)
                                                      ============================================


Loss Per Share                                        $   (0.052)         $   (0.040)
                                                      ------------------------------


Weighted average number of shares                      8,353,888           5,804,477
                                                      ------------------------------


                                See Notes to Financial Statements.

                                               F-3

                                                LOG POINT Technologies, Inc.
                                               (a development stage company)
                                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                         FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
                            AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1998
-----------------------------------------------------------------------------------------------------------------
                                                                                                         Retained
                                                          Preferred Stock           Common Stock         Earnings
                                                Shares           $            Shares           $          (Loss)
                                             ---------------------------------------------------------------------

Proceeds from issuance of common stock                                        648,800     $  160,000
Exchange of loans payable for common
    stock                                                                                     34,000
Common stock issues for services                                                1,520         7,600

Net loss                                                                                                 (213,300)
                                             --------------------------------------------------------------------
Balance, June 30, 1994                                                        650,320     $  201,600   $ (213,300)

Cancellation of common shares in
  exchange for preferred shares                 403,200    $   201,600       (650,320)      (201,600)
Issuance for preferred shares
   to founders                                  610,000
Sale of preferred shares                          4,400         10,000
Sale of common shares                                                       1,931,792         24,147
Common stock issued for receivable
  subsequently paid                                                         2,015,000         25,188
Net Loss                                                                                                 (230,677)
                                             --------------------------------------------------------------------
Balance, June 30, 1995                        1,017,600    $   211,600      3,946,792    $    49,335  ($  443,977)

Common stock issued for receivable
 subsequently paid                                                            152,763          1,910
Sale of common shares                                                          10,000            125
Sale of preferred shares                          9,240         19,500
Exchange of preferred shares for loans          118,000         99,000
Exchange of preferred shares for services         2,000          5,000
Net Loss                                                                                                 (193,432)
                                             --------------------------------------------------------------------
Balance, June 30, 1996                        1,146,840    $   335,100      4,109,555    $    51,370   ($ 637,409)

Sale of preferred sales                          36,780         76,950
Exchange of preferred shares for loans           10,000          5,000
Sale of common shares                                                          60,000            750
Exchange of common shares for loans                                         1,236,825         15,460
Net Loss                                                                                                 (234,404)
                                             --------------------------------------------------------------------
Balance, June 30, 1997                        1,193,620    $   417,050      5,406,380    $    67,580   ($ 871,813)

Adjustment to reflect reverse purchase
    acquisition                              (1,193,620)      (417,050)     2,793,620        417,050
Sale of common shares                                                       2,858,333        990,000
Net Loss                                                                                                 (433,027)
                                             --------------------------------------------------------------------

Balance, June 30, 1998                          None            None      $11,058,333     $1,474,630  ($1,304,840)
                                             ====================================================================


                                         See Notes to Financial Statements.

                                                         F-4



                                                  LOG POINT Technologies, Inc.
                                                 (a development stage company)
                                                    STATEMENT OF CASH FLOWS
                                           FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
                               AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 1993) TO JUNE 30, 1998
----------------------------------------------------------------------------------------------------------------------------

                                                                          1998                   1997                 Since
                                                                                                                   Inception
                                                                       -----------------------------------------------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                     $ (433,027)            $ (234,404)       $ (1,304,840)
Add: Non-Cash Items
    Depreciation and Amortization                                          17,993                 17,768              94,709
    Deferred salaries, related taxes and interest                         282,118                144,756             605,217
    Payment of loans with preferred & common stock                                                20,460             153,460
    Payment of expenses with preferred & common stock                                                                 12,600
Changes in Assets and Liabilities:
     Prepaid expenses                                                      (2,500)                                    (2,500)
     Receivable & payables from officers-net                             (105,723)               (52,326)            (97,197)
     Deposits                                                              (1,051)                                    (3,771)
     Accounts payable                                                     (16,309)                17,407               4,790
     Stock receivable                                                       1,719                 23,625
                                                                       -----------------------------------------------------

Net Cash From (To) Operating Activities                                  (256,780)               (62,714)           (537,532)
                                                                       -----------------------------------------------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of Equipment                                                  (28,842)                                   (51,602)
                                                                       -----------------------------------------------------
Net Cash From (To) Investing Activities                                   (28,842)                                   (51,602)
                                                                       -----------------------------------------------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from capitalized leases                                           28,101                                     37,565
Repayment of Debt                                                         (35,957)                (3,500)            (48,964)
Proceeds from sales of preferred & common stock                           990,000                 77,700           1,308,570
                                                                       -----------------------------------------------------
Net Cash From (To) Financing Activities                                   982,144                 74,200           1,297,171
                                                                       -----------------------------------------------------

Increase (Decrease) in Cash                                               696,522                 11,486             708,037
Cash Balance, Beginnng                                                     11,515                     29                   0
                                                                       =====================================================
Cash Balance, Ending                                                    $ 708,037               $ 11,515           $ 708,037
                                                                       =====================================================

Supplemental Disclosures of Cash Flow Information:
   Interest Paid                                                          $1,017                   $530             $18,012

Supplemental Disclosure of Non-Cash transactions:
   The Company issued 1,368,345 common shares in payment
     of liabilities and expenses, and acquired a technology license with a note payable for $210,000.


                                          See Notes to Financial Statements.

                                                           F-5

                          LOG POINT Technologies, Inc.
                          (a development stage company)
                          Notes To Financial Statements
                             June 30, 1998 and 1997
--------------------------------------------------------------------------------

Note 1 - Organization and History

     Log Point Technologies, Inc. ("Company"), is the result of the acquisition and merger of Sandtech Developments, Inc. (a Colorado corporation) ("Sandtech") and Log Point Technologies, Inc. (a California corporation.) ("Log Point California").

     Log Point California was organized on February 1, 1993 under the laws of the State of California. Since inception to date, Log Point California has been in the development stage with respect to its primary product(s) that is centered upon mathematical functions and systems that are embedded in computer microprocessor chips to enable and enhance mathematical calculations.

     Sandtech was organized as a Colorado corporation on July 19,1996. Since inception Sandtech has been in the development stage and has not conducted operations, excepting for minor administrative matters. Sandtech had minimal assets and liabilities at the date of merger.

     In October 1997 Log Point California received 18,400,000 shares of the 20,000,000 outstanding common shares of Sandtech, and the 300,000 outstanding shares of preferred stock for the 1,600,000 remaining outstanding common shares. All of the 300,000 preferred shares received, and 11,800,000 of the 18,400,000 common shares received were retired. Simultaneously, 6,600,000 common shares of the Company were exchanged for all of the outstanding shares of Log Point California; the assets and liabilities of Log Point California were transferred to Sandtech; Log Point California was dissolved; and, Sandtech changed its name to LOG POINT Technologies, Inc. The Company also declared a one for ten reverse split of its preferred and common stocks. For financial reporting purposes, the transaction was accounted for as a reverse purchase acquisition under which the companies were recapitalized to include the historical financial information of Log Point California. For financial reporting purposes, all shares have been reflected in post split shares.

Note 2 - Basis of Presentation

     The financial statements of the Company as of June 30, 1998 and 1997, and for the years then ended have been prepared using the accrual basis of accounting, and on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. To date, the Company has realized minimal revenues from sale of its products and services, and has been dependent upon the proceeds from loans and equity transactions to fund its development stage operations. No adjustments have been recognized in the financial statements to reflect the uncertainties of the Company to develop profitable operations and/or to continue funding its operations from borrowings and capital transactions.

Note 3 - Cash and Cash Equivalents
     At June 30, 1998, $690,668 of the total cash and cash equivalents represented monies deposited in an uninsured money market fund.

Note 4 - Summary of Significant Accounting Policies

     Revenue recognition - Revenue is recognized when products are shipped or services are rendered.

     Equipment - Equipment is recorded at acquisition cost. Repairs and maintenance that do not extend the useful life are charged to expense when incurred, and improvements and betterments that extend the useful life are capitalized. Depreciation is calcualted using methods that approximate the straight-line method over the estimated lives, generally five and seven years.

     Technology license agreement - The technology license agreement is carried at cost, and is being amortized ratably over the remaining life (appx. 15 years) of the underlying patents.

     Research and development - Research and development expenses are charged to operations as incurred.

     Deferred salaries & wages - All of the officers of the Company and other Company personnel have agreed to defer part or all of their salaries. The deferred amounts, which include the estimated related payroll taxes, will not be payable until the Company attains revenues of $250,000 per calendar quarter, at which time a percentage, to be determined by the Company, of the amounts of revenues over $250,000 will be devoted to paying the deferred amounts. Interest at the rate of 6% per annum, compounded quarterly, has been recognized on the accrual of the deferred salaries & wages.

     Income taxes - The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the balance sheet, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

     Earnings (Loss) per share - Earnings (loss) per common share is based upon the weighted average number of common (and preferred shares for 1997) shares (after the reverse split) outstanding during the periods.

     Economic and Concentration Risk - The business of the Company is primarily in the development, under existing patents, and marketing of enhanced mathematical functions embedded in computer microprocessor chips to customers in the United States of America and certain foreign countries. The Company may encounter risk from competitors who have significantly greater resources, and from technological breakthroughs that are commonplace in the computer industry.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Actual results could differ from those estimates.

         Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 5 - Equipment

     Equipment consists of the following:

                                                  6/30/98          6/30/97
                                                  -------          -------

               Computers & related items          $44,191           $15,891
               Office furniture & fixtures          7,411             6,869
                                                  -------           -------
                                Total              51,602            22,760
               Less-accumulated depreciation       19,459            15,466
                                                  -------           -------
                                Net               $32,143           $ 7,294
                                                  -------           -------

Note 6 - Technology License Agreement

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of two United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares that were not ascribed a value. The agreement also required $210,000 to be paid to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the holder of the patents. The $210,000 was due upon the signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000 are also required. At, June 30, 1998 and 1997, the unpaid balance of the $210,000 amount was $172,084 and $195,304, respectively, including interest at the rate of 6% per annum, compounded quarterly. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling, and vending of sub-licenses with respect to the licensed technology and products under the patents.

     The amount of $210,000 is being amortized ratably over 15 years, the approximate remaining life of the two United States Patents. At June 30, 1998 and 1997, the unamortized portions were $134,750 and $148,750, respectively.

Note 7 - Receivable From Officers

     At June 30, 1998, one of the officers of the Company had been advanced a total of $97,197, with the approval of the Board of Directors of the Company. The advanced amounts bear interest at six percent per annum, compounded quarterly, and are due on demand, but, not later than five years from June 30, 1998. Also, at June 30, 1998, the two officers had deferred salary amounts, including interest at 6% per annum, compounded quarterly, from the Company of $259,383 and $115,676.


Note 8 - Capitalized Lease Payables

     The Company has entered into two agreements for the lease purchase of certain computer and related equipment, which agreements have been determined to constitute financing leases. Accordingly, the Company recorded the asset cost and the related principal lease obligations. The capitalized lease agreements require monthly payments, including interest, of $760 through April 2001, and $242 through November 2000.


Note 9 - Deferred Salaries and Wages

     At June 30, 1998 and 1997, the Company had accrued and unpaid salaries and wages to officers and employees of $558,130 and $300,600, respectively. Because of the development stage of the Company, it made arrangements with its employees under informal letter agreements to defer all or a part of the salaries or wages until the Company attains the ability to permit payments. The arrangements do not specify a time period for payment, and the Company has recognized interest at the rate of 6% per annum, compounded quarterly.

                                         6/30/98           6/30/97

              Officers                  $259,383          $115,676
              Employees                  295,095           180,096
              Payroll taxes               50,739            27,327
                                        --------          --------
                       Total            $605,217          $323,099
                                        --------          --------

Note 10 - Employee Common Stock

     The Company has a non-qualified employee common stock purchase program, under which employees, from time to time, are granted the right to purchase a certain number of shares at a stipulated price, with ownership vesting over a period of time. In the event the employee is terminated or leaves the employ of the Company before the vesting period is complete, the employee must sell the unvested shares to the Company. At June 30, 1998, a total of 4,534,256 of common shares had vested under the program, and 872,125 common shares were unvested.

Note 11 - Income Taxes

     At June 30, 1998 the Company has accumulated losses of $1,305,000 which may be available to offset future operating income. The Company will need to realize significant profits to utilize the losses, all of which may not be immediately available due to the merger and issuance of additional stock, and capitalization matters. If deductible, the accumulated losses represent a deferred tax asset of approximately $444,000 for which a valuation allowance of the same amount has been provided because it is more likely than not that the amounts may not be immediately deductible.

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income as a result of the following differences at June 30.

                                                       1998              1997
                                                    ----------        ---------
   Income tax provision (benefit) - 34%             $(147,229)        $( 79,697)
   Increase (decrease) in rates resulting from
            State taxes                               (25,265)          (13,677)
   Valuation allowance for deferred tax assets        172,494            93,374
                                                    ---------         ---------

   Effective tax rates                                  -0-              -0-
                                                    ---------         ---------
     The accumulated losses expire for tax purposes generally as shown below:

                       Year                        Amount
                       ----                        ------
                       2009                       $212,000
                       2010                        231,000
                       2011                        195,000
                       2012                        234,000
                       2013                        433,000

 Note 12 - Common and Preferred Stock

Preferred Stock
---------------

     At June 30, 1998, the Company was authorized to 5,000,000 of no par value per share preferred stock, which may be issued in classes or series with various rights and designations by the Board of Directors. No shares were issued and outstanding at June 30, 1998. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors, and other rights and/or preferences as maybe designated by the Board of Directors.

Common Stock
------------

     The Company is authorized to issue 50,000,000 of no par value per share common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and is declared by the Board of Directors. At June 30, 1998, common shares issued and outstanding totaled 11,058,333.

Note 13 - Commitments and Contingencies

     The Company leases its office space under a lease that requires monthly rental payment of $1,051 through December 1998, and $1,081 per month through expiration in October 1999.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect upon the Company's operations or financial position.

     Management asserts that it has reviewed the computers and computer programs that it utilizes to conduct its activities, and believes that such are Year 2000 compliant. While management has not conducted specific inquiries, it believes that the entities with which it interacts are Year 2000 compliant as they are primarily in the computer industry.

Note 14 - Fair Value of Financial Instruments

     The carrying amounts of the Company's cash equivalents (money market fund) and receivables are considered to approximate its fair market value. Similarly, the amount of the Company's obligations are considered to represent the approximate fair value of such instruments based upon management's best estimate.

Note 15 - Public Offering

     During June 1998, the Company completed an offering under Regulation D, Rule 504. As a result of the offering, the Company realized $990,000 and issued 2.858,333 common shares. The Company expects to file with the Securities and Exchange Commission to become a reporting company.


Note 16 - Subsequent Event

     After June 30, 1998, the Company had purchased 295,930 of its common shares for a total of $432,560.

                          LOG POINT TECHNOLOGIES, INC.
                              FINANCIALINFORMATION
              FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 1998,
                    DECEMBER 31, 1998, & MARCH 31, 1999, AND
                SINCE INCEPTION (FEBRUARY 1993) TO MARCH 31, 1999

                                            LOG POINT Technologies, INC.
                                            (a development stage company)
                                                   BALANCE SHEETS
                                                     (Unaudited)

--------------------------------------------------------------------------------------------------------------------------

                                                                         Sept. 30, 1998    Dec. 31, 1998     Mar. 31, 1999
                                                                         -------------------------------------------------
                                                   ASSETS
CURRENT ASSETS
       Cash & Cash Equivalents                                           $   435,925       $    91,664       $    (3,910)
       Prepaid Expenses                                                         --                --                --
                                                                         ------------------------------------------------
                   Total Current Assets                                      435,925            91,664            (3,910)
                                                                         -----------------------------------------------

EQUIPMENT & FURNITURE
       Office Equipment & Furniture (net of Depreciation)                     39,495            44,548            42,151
                                                                         -----------------------------------------------

OTHER ASSETS
       Product Technology License (net of Amortization)                      131,250           127,750           124,250
       Receivable from officers                                              102,703           110,303            70,759
       Receivable from others                                                  9,979             9,979             9,979
       Deposits                                                                3,771             3,771             3,771
                                                                         -----------------------------------------------
                   Total Other Assets                                        247,703           251,803           208,759
                                                                         -----------------------------------------------

TOTAL ASSETS                                                             $   723,123       $   388,015       $   247,000
                                                                         ===============================================

                                        LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Current portion of capitalized lease obligations                  $     8,461       $    10,868       $    11,366
       Accounts Payable                                                       36,099            89,701           140,703
                                                                         -----------------------------------------------
                   Total Current Liabilities                                  44,560           100,569           152,069
                                                                         -----------------------------------------------

LONG-TERM DEBT
       Due on product license                                                163,981           161,279           161,179
       Capitalized lease obligations less current portion                     16,250            19,261            16,226
                                                                         -----------------------------------------------
                   Total Long-Term Debt                                      180,231           180,540           177,405
                                                                         -----------------------------------------------

OTHER LIABILITIES
       Deferred salaries & wages, and related payroll taxes                  656,411           724,600           812,895
                                                                         -----------------------------------------------
                   Total Liabilities                                         881,202         1,005,709         1,142,369
                                                                         -----------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT)
       Common stock - No Par Value; 50,000,000 shares authorized
         shares issued and outstanding 11,058,383                          1,474,630         1,474,630         1,474,630
       Treasury Stock                                                       (152,000)         (386,520)         (432,560)
       Retained Earnings (deficit)                                        (1,480,709)       (1,705,804)       (1,937,439)
                                                                         -----------------------------------------------
                   Total Stockholders' Equity (Deficit)                     (158,079)         (617,694)         (895,369)
                                                                         -----------------------------------------------

 TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)                      $   723,123       $   388,015       $   247,000
                                                                         ===============================================


                                                        F-12



                                     LOG POINT Technologies, INC.
                                     (a development stage company)
                                        STATEMENTS OF OPERATIONS
                   For the Three Month Periods Ended September 30, 1998 & 1997, and
                           Since Inception (February 1993) to September 30, 1998
                                                (Unaudited)

------------------------------------------------------------------------------------------------------

                                                      3 Months           3 Months          Since
                                                  Sept. 30, 1998       Sept. 30, 1997     Inception
                                                  ----------------     -------------------------------

SALES                                                  None               None               $ 70,480
                                                                                     -----------------

COST OF SALES                                          None               None             None

OPERATING EXPENSES:
       General and Administrative                   $       61,413     $      32,337          274,629
       Research and development                            106,519            23,163        1,044,854
       Depreciation and Amortization                         5,656             4,358          100,365
                                                    --------------     ------------------------------
              Total Operating Expenses                     173,588            59,858        1,419,848
                                                    --------------     ------------------------------

LOSS BEFORE OTHER ITEMS                                   (173,588)          (59,858)      (1,349,368)

OTHER INCOME & EXPENSE
       Interest expense                                    (10,405)           (7,918)        (140,378)
       Interest Income                                        8124                 -             9037
                                                    --------------     ------------------------------

NET LOSS                                                $ (175,869)        $ (67,776)    $ (1,480,709)
                                                    ==============     ==============================


Loss Per Share                                          $   (0.016)        $  (0.010)
                                                    --------------     -------------

Weighted average number of shares                       11,058,383         6,600,000




                                                       F-13




                                         LOG POINT Technologies, INC.
                                         (a development stage company)
                                           STATEMENTS OF CASH FLOWS
                       For the Three Month Periods Ended September 30, 1998 & 1997, and
                             Since Inception (February 1993) to September 30, 1998
                                                  (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                        3 Months        3 Months         Since
                                                                     Sept. 30, 1998  Sept. 30, 1997   Inception
                                                                     -------------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
  Net Income(Loss) From Operations:                                    $ (175,869)    $ (67,776)    $(1,480,709)
  Add:  Non-Cash Items
       Depreciation and Amortization                                        5,656         4,358         100,365
       Deferred salaries, related taxes and interest                       51,194        45,434         656,411
         Payment of expenses & loans with stock                                 -             -         166,060
   Changes in Assets and Liabilities
       Prepaid Expenses                                                     2,500             -
       Receivable & payables from officers-net                             (5,506)      (14,199)       (102,703)
       Receivable & payables from others-net                               (9,979)       20,000          (9,979)
       Deposits                                                                 -             -
       Accounts payable                                                    31,309         2,648          32,148
       Stock Receivable                                                         -             -

                                                                        ---------------------------------------
 Net Cash From(To) Operating Activities                                  (100,695)       (9,535)       (638,407)
                                                                        ---------------------------------------

 CASH FLOWS FROM(TO) INVESTING ACTIVITIES:
   Acquisition of Equipment                                                (9,508)            -         (61,110)

                                                                        ---------------------------------------
 Net Cash From(To) Investing Activities                                    (9,508)            -         (61,110)
                                                                        ---------------------------------------

CASH FLOWS FROM(TO) FINANCING ACTIVITIES:
   Proceeds from capitalized leases                                             -             -          37,565
   Repayment of Debt                                                       (9,909)        2,455         (58,873)
   Sale of Common Stock                                                         -             -       1,308,750
   Purchase of Treasury Stock                                            (152,000)            -        (152,000)

                                                                        ---------------------------------------
 Net Cash From(To) Financing Activities                                  (161,909)        2,455       1,135,442
                                                                        ---------------------------------------

 Increase(Decrease) in Cash                                              (272,112)       (7,080)        435,925
 Cash Balance, Beginning                                                  708,037        11,515
                                                                        ----------------------------------------

 Cash Balance, Ending                                                   $ 435,925       $ 4,435       $ 435,925
                                                                        ========================================


                                                            F-14


                                                LOG POINT Technologies, INC.
                                               (a development stage company)
                                                 STATEMENTS OF OPERATIONS
                          For the Three & Six Month Periods Ended December 31, 1998 & 1997, and
                                     Since Inception (February 1993) to December 31, 1998
                                                        (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------

                                                       3 Months       3 Months        6 Months         6 Months           Since
                                                     Dec 31, 1998   Dec 31, 1997     Dec 31, 1998     Dec 31, 1997      Inception
                                                     ------------   ------------     ------------     ------------      ---------

SALES                                                    None            None             None           None           $    70,480
                                                                                                                        -----------

COST OF SALES                                            None            None             None           None

OPERATING EXPENSES:
       General and Administrative                  $     49,450     $     47,926     $    110,863     $     80,263          324,079
       Research and development                         161,320           58,171          267,839           81,334        1,206,174
       Depreciation and Amortization                      5,997            4,261           11,653            8,619          106,362
                                                   ------------     ------------     ------------     ------------     ------------

              Total Operating Expenses                  216,767          110,358          390,355          170,216        1,636,615
                                                   ------------     ------------     ------------     ------------     ------------

LOSS BEFORE OTHER ITEMS                                (216,767)        (110,358)        (390,355)        (170,216)      (1,566,135)

OTHER INCOME & EXPENSE
       Interest expense                                 (11,726)          (9,326)         (22,131)         (17,244)        (152,104)
       Interest Income                                    3,398              245           11,522              245           12,435
                                                   ------------     ------------     ------------     ------------     ------------

NET LOSS                                           $   (225,095)    $   (119,439)    $   (400,964)    $   (187,215)    $ (1,705,804)
                                                   ============     ============     ============     ============     ============



Loss Per Share                                     $     (0.020)    $     (0.016)    $     (0.036)    $     (0.024)
                                                   ------------     ------------     ------------     ------------

Weighted average number of shares                    11,058,383        7,660,870       11,058,383        7,660,870



                                                              F-15


                                                    LOG POINT Technologies, INC.
                                                    (a development stage company)
                                                      STATEMENTS OF CASH FLOWS
                                   For the Three & Six Months Ended December 31, 1998 & 1997, and
                                        Since Inception (February 1993) to December 31, 1998
                                                             (Unaudited)

------------------------------------------------------------------------------------------------------------------------------
                                                          3 Months       3 Months       6 Months       6 Months      Since
                                                        Dec 31, 1998   Dec 31, 1997  Dec 31, 1998    Dec 31, 1997   Inception
                                                       -----------------------------------------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
  Net Income(Loss) From Operations:                    $  (225,095)   $  (119,439)   $  (400,964)   $  (187,215)   $(1,705,804)
  Add:  Non-Cash Items
       Depreciation and Amortization                         5,997          4,261         11,653          8,619        106,272
       Deferred salaries, related taxes and interest        68,189         72,219        119,383        117,653        724,500
       Payment of expenses & loans with stock                 --             --             --             --          166,060
   Changes in Assets and Liabilities
       Prepaid Expenses                                       --             --            2,500
       Receivable & payables from officers-net              (7,600)       (16,662)       (13,106)       (30,861)      (110,303)
       Receivable & payables from others-net                               59,628         (9,979)        79,628         (9,979)
       Deposits
       Accounts payable                                     53,602          2,363         84,911          5,011         86,120
       Stock Receivable                                       --            1,719                         1,719
                                                       -----------------------------------------------------------------------
 Net Cash From(To) Operating Activities                   (104,907)         4,089       (205,602)        (5,446)      (743,134)
                                                       -----------------------------------------------------------------------

 CASH FLOWS FROM(TO) INVESTING ACTIVITIES:
   Acquisition of Equipment                                 (7,550)        (6,990)       (17,058)        (6,990)       (68,660)
                                                       -----------------------------------------------------------------------
 Net Cash From(To) Investing Activities                     (7,550)        (6,990)       (17,058)        (6,990)       (68,660)
                                                       -----------------------------------------------------------------------

CASH FLOWS FROM(TO) FINANCING ACTIVITIES:
   Proceeds from capitalized leases                          7,550          6,449          7,550          6,449         45,115
   Repayment of Debt                                        (4,834)          (377)       (14,743)         2,078        (63,707)
   Sale of Common Stock                                       --             --                                      1,308,570
   Purchase of Treasury Stock                             (234,520)          --         (386,520)                     (386,520)
                                                       -----------------------------------------------------------------------
 Net Cash From(To) Financing Activities                   (231,804)         6,072       (393,713)         8,527        903,458
                                                       -----------------------------------------------------------------------

 Increase(Decrease) in Cash                               (344,261)         3,171       (616,373)        (3,909)        91,664
 Cash Balance, Beginning                                   435,925          4,435        708,037         11,515
                                                       -----------------------------------------------------------------------

 Cash Balance, Ending                                  $    91,664    $     7,606    $    91,664    $     7,606    $    91,664
                                                       =======================================================================




                                                              F-16




                                                 LOG POINT Technologies, INC.
                                                 (a development stage company)
                                                   STATEMENTS OF OPERATIONS
                              For the Three & Nine Month Periods Ended March 31, 1999 & 1998, and
                                       Since Inception (February 1993) to March 31, 1999
                                                          (Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                 3 Months        3 Months        9 Months        9 Months           Since
                                               Mar 31, 1999    Mar 31, 1998    Mar 31, 1999    Mar 31, 1998       Inception
                                              -----------------------------------------------------------------------------

SALES                                               None            None            None            None         $   70,480

COST OF SALES                                       None            None            None            None             None

OPERATING EXPENSES:
       General and Administrative               $ 106,445        $ 50,493       $ 217,308       $ 130,756           430,522
       Research and development                   100,701          58,088         368,540         139,422         1,306,875
       Depreciation and Amortization                5,997           4,507          17,650          13,126           112,359
                                             -------------------------------------------------------------------------------
              Total Operating Expenses            213,143         113,088         603,498         283,304         1,849,756
                                             -------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                          (213,143)       (113,088)       (603,498)       (283,304)       (1,779,276)

OTHER INCOME & EXPENSE
       Interest expense                           (18,862)         (9,612)        (40,993)        (26,856)         (170,968)
       Interest Income                                370               -          11,892             245            12,805
                                             -------------------------------------------------------------------------------

NET LOSS                                       $ (231,635)     $ (122,700)     $ (632,599)     $ (309,915)     $ (1,937,439)
                                             ===============================================================================



Loss Per Share                                 $   (0.021)     $   (0.014)     $   (0.057)     $   (0.035)
                                             ------------------------------------------------------------

Weighted average number of shares              11,058,383       8,917,778      11,058,383       8,917,778



                                                            F-17

                                               LOG POINT Technologies, INC.
                                              (a development stage company)
                                                 STATEMENTS OF CASH FLOWS
                           For the Three & Nine Month Periods Ended March 31, 1999 & 1998, and
                                    Since Inception (February 1993) to March 31, 1999
                                                       (Unaudited)

--------------------------------------------------------------------------------------------------------------------------------
                                                         3 Months       3 Months          9 Months       9 Months       Since
                                                       Mar 31, 1999   Mar 31, 1998      Mar 31, 1999   Mar 31, 1998    Inception
                                                       --------------------------------------------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
  Net Income(Loss) From Operations:                    $  (231,635)   $  (122,700)      $  (632,599)   $  (309,915)   $(1,937,439)
  Add:  Non-Cash Items
       Depreciation and Amortization                         5,997          4,507            17,650         13,126        112,359
       Deferred salaries, related taxes and interest        88,295         88,981           207,678        206,634        812,895
         Payment of expenses & loans with stock                                                                           166,060
   Changes in Assets and Liabilities
       Prepaid Expenses                                                   (10,000)            2,500        (10,000)
       Receivable & payables from officers-net              39,544         (6,568)           26,438        (37,429)       (70,759)
       Receivable & payables from others-net                             (728,980)           (9,979)      (649,352)        (9,979)
       Deposits                                                              (291)                            (291)        (3,771)
       Accounts payable                                     51,002         16,549           135,913         21,560        140,703
       Stock Receivable                                                                                      1,719
                                                       --------------------------------------------------------------------------
 Net Cash From(To) Operating Activities                    (46,797)      (758,502)         (252,399)      (763,948)      (789,931)
                                                       --------------------------------------------------------------------------

 CASH FLOWS FROM(TO) INVESTING ACTIVITIES:
   Acquisition of Equipment                                   (100)          (100)          (17,158)        (7,090)       (68,760)
                                                       --------------------------------------------------------------------------
 Net Cash From(To) Investing Activities                       (100)          (100)          (17,158)        (7,090)       (68,760)
                                                       --------------------------------------------------------------------------

CASH FLOWS FROM(TO) FINANCING ACTIVITIES:
   Proceeds from capitalized leases                                                           7,550          6,449         45,115
   Repayment of Debt                                        (2,637)        (4,205)          (17,380)        (2,127)       (66,344)
   Sale of Common Stock                                                   760,000                          760,000      1,308,570
   Purchase of Treasury Stock                              (46,040)                        (432,560)                     (432,560)
                                                       --------------------------------------------------------------------------
 Net Cash From(To) Financing Activities                    (48,677)       755,795          (442,390)       764,322        854,781
                                                       --------------------------------------------------------------------------

 Increase(Decrease) in Cash                                (95,574)        (2,807)         (711,947)        (6,716)        (3,910)
 Cash Balance, Beginning                                    91,664          7,606           708,037         11,515
                                                       --------------------------------------------------------------------------
 Cash Balance, Ending                                  $    (3,910)   $     4,799       $    (3,910)   $     4,799    $    (3,910)
                                                       ==========================================================================




                                                             F-18

                          LOG POINT TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                        FOR THE THREE MONTH PERIODS ENDED
               SEPTEMBER 30, 1998, DECEMBER 31, 1998, & MARCH 31,
                  1999, and SINCE INCEPTION (FEBRUARY 1993) TO
                                 MARCH 31, 1999
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES:

     During the periods ended March 31, 1999, the Company has not changed any of its accounting policies. Accounting pronouncements during the periods that the Company will be required to adopt, will not have any material adverse affect upon the financial position of the Company.


2.   PURCHASE OF COMMON SHARES:

     The Company has purchased certain of its common shares during the above-mentioned periods. Shown below are the number of common shares and the cost of the shares for each of the periods.

      Three Month Period Ended           Shares                 Amount
      ------------------------           ------                 ------
         September 30, 1998              89,700                $160,926
         December 31, 1998              151,930                 222,267
         March 31, 1999                  54,300                  49,367


3.    LIQUIDITY:

The Cash balance at 6/30/98 was $708,037 and at 3/31/99 it was $(3,910). The Company is currently receiving loans from officers of the Company to meet its financial obligations. The loans will continue until the Company receives major financing. The Company is in final negotiations for major financing, and the Company management is confident that major financing will be received shortly to return the Company to a liquid position. Also, revenues from product sales will soon begin to improve the Company's liquidity.

PART III

Item 1. INDEX TO EXHIBITS.

Exhibit                      Description of Document
-------                      -----------------------

3(i)       Articles of Incorporation filed July 19, 1996.

3(ii)      Amendment to Articles of Incorporation filed January 22, 1997.

3(iii)     Amendment to Articles of Incorporation filed November 6, 1997.

3(iv)      Bylaws.

10.0       Confidential Technology License Agreement dated February 18, 1993.

10.1       Non-Disclosure Statement, Employee Proprietary and Confidential
            Information Agreement with Samuel P. Shanks dated May 2, 1994.

10.2       Non-Disclosure  Statement, Employee Proprietary and Confidential
            Information Agreement with Lester Pickett dated May 2, 1994.

10.3       Restricted Stock Purchase Agreement, Form of

23.0       Consent of Accountants.

27.0       Financial Data Schedule.

99.0       Form of Stock Certificate.


Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    LOG POINT TECHNOLOGIES, INC.


Date:  August 17, 1999              By:  /s/  Samuel P. Shanks
       ----------------                 ----------------------------------------
                                              Samuel P. Shanks, President

                                       23